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AL Industrier AS/AL Chemy AS
Harbitzalleen 3
0212 Oslo
Norway

OUR REF.                    YOUR REF.          DAT
0200930/LE                                     Oslo, September 30 2002

Dear Sirs

      This letter refers to the Loan Agreement between Den Norske Bank (the "Bank") and A.L. Chemy AS dated August 13, 2001 (the "Loan Agreement"). The Loan Agreement (Section 13.1 (viii)) includes, as an event of default, an Alpharma Inc. Class A stock price of less than $10 per share. The Loan Agreement has been extended until November 1, 2002 and we are in the process of negotiating a further extension, which will include certain modifications in the terms of the Loan Agreement.

      This is to confirm that, as a part of this renegotiation and extension of the Loan Agreement, the Bank is willing to modify the default provision contained in Section 13.1 (viii) so that there will be no default unless and until the sum of (a) the Alpharma Class A stock price multiplied by the number of shares of Alpharma Class B stock held by A.L. Chemy AS, A.L Industrier AS and A/S Wangs Fabrik plus (b) a sum equal to the last 12 months operating income of Nopal AS * 10 (all as computed from time to time) equals less than 3 times the principal amount then outstanding under the Loan Agreement. Furthermore, we would anticipate that the amended Loan Agreement will provide a 45 day period for the borrower to cure any default under this revised provision; so long as the sum of (a) and (b) above does not go below 2.5 times the principal amount of the loan during said 45 day period.

      Please be advised that, until the earlier of (a) the execution of an amendment to the Loan Agreement or (b) November 1, 2002, the Bank will not consider calling a default under Section 13.1 (viii) of the Loan Agreement unless there would be a default under the terms set forth in the preceding paragraph and, in such event, would allow a cure period to the extent described in the previous paragraph.

Yours faithfully
on behalf of  Den norske Bank ASA

/s/ Terje Turnes

Terje Turnes
Senior Vice President